SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                              Amendement No. 1
                                     to

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                           Marietta Corporation
                             (Name of Issuer)

                        Common Stock, $.01 par value
                      (Title of Class of Securities)


                                 56763410
                               (CUSIP Number)


                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)


                          See Introductory Note
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box:

Check the following box if a fee is being paid with this statement:


                            Page 1 of _ pages



PAGE

                               SCHEDULE 13D
CUSIP No.  56763410                          Page 2 of __ Pages

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                DICKSTEIN & CO., L.P.                 13-3321472

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X]

                                                         (b) [ ]

3)    SEC USE ONLY

4)    SOURCE OF FUNDS

                WC

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE

                        7)   SOLE VOTING POWER
                             Not Applicable
         NUMBER
         OF             8)   SHARED VOTING POWER
         SHARES              347,900  (See Item 5)
         BENEFICIALLY
         OWNED BY       9)   SOLE DISPOSITIVE POWER
         EACH                Not Applicable
         REPORTING
         PERSON        10)   SHARED DISPOSITIVE POWER
         WITH                347,900  (See Item 5)

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      347,900  (See Item 5)

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                            [   ]

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.7 % (See Item 5)

14)   TYPE OF REPORTING PERSON
                PN



PAGE

                               SCHEDULE 13D
CUSIP No.  56763410                            Page 3 of __ Pages

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                DICKSTEIN INTERNATIONAL LIMITED

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]

                                                       (b) [ ]
3)    SEC USE ONLY

4)    SOURCE OF FUNDS

                WC

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

                BRITISH VIRGIN ISLANDS

                            7)   SOLE VOTING POWER
                                 Not Applicable
         NUMBER
         OF                 8)   SHARED VOTING POWER
         SHARES                  160,100 (See Item 5)
         BENEFICIALLY
         OWNED BY           9)   SOLE DISPOSITIVE POWER
         EACH                    Not Applicable
         REPORTING
         PERSON            10)   SHARED DISPOSITIVE POWER
         WITH                    160,100  (See Item 5)

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      160,100 (See Item 5)

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            [ ]

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.4% (See Item 5)

14)   TYPE OF REPORTING PERSON
                CO



PAGE

                               SCHEDULE 13D
CUSIP No.  56763410                            Page 4 of __ Pages

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN PARTNERS, L.P.            13-3544838

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]

                                                        (b) [ ]

3)    SEC USE ONLY

4)    SOURCE OF FUNDS

                AF

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                      [  ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

                                7) SOLE VOTING POWER
                                    Not Applicable
              NUMBER
              OF                8) SHARED VOTING POWER
              SHARES               347,900  (See Item 5)
              BENEFICIALLY
              OWNED BY          9) SOLE DISPOSITIVE POWER
              EACH                 Not Applicable
              REPORTING
              PERSON           10) SHARED DISPOSITIVE POWER
              WITH                 347,900 (See Item 5)

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      347,900  (See Item 5)

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                    [  ]

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.7% (See Item 5)

14)   TYPE OF REPORTING PERSON
                PN


PAGE

                               SCHEDULE 13D
CUSIP No.  56763410                          Page 5 of __ Pages

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DICKSTEIN PARTNERS INC.             13-3537972

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]

                                                        (b) [ ]

3)    SEC USE ONLY


4)    SOURCE OF FUNDS

                AF

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                           [  ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

                    7)   SOLE VOTING POWER
                         Not Applicable
         NUMBER
         OF         8)   SHARED VOTING POWER
         SHARES          508,000 (See Item 5)
         BENEFICIALLY
         OWNED BY   9)   SOLE DISPOSITIVE POWER
         EACH            Not Applicable
         REPORTING
         PERSON    10)   SHARED DISPOSITIVE POWER
         WITH            508,000 (See Item 5)

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      508,000 (See Item 5)

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                  [  ]

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.1% (See Item 5)

14)   TYPE OF REPORTING PERSON
                CO

PAGE

                   SCHEDULE 13D
CUSIP No. 56763410                          Page 6 of __ Pages
1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            MARK DICKSTEIN

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                     (a)    [X]

                                                     (b)    [ ]

3)    SEC USE ONLY


4)    SOURCE OF FUNDS

            AF

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                            [ ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES

                    7)  SOLE VOTING POWER
                        Not Applicable
     NUMBER
     OF             8)  SHARED VOTING POWER
     SHARES             508,000 (See Item 5)
     BENEFICIALLY
     OWNED BY       9)  SOLE DISPOSITIVE POWER
     EACH               Not Applicable
     REPORTING
     PERSON         10) SHARED DISPOSITIVE POWER
     WITH               508,000 (See Item 5)

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      508,000 (See Item 5)

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                             [ ]

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.1% (See Item 5)

14)   TYPE OF REPORTING PERSON
            IN
PAGE

                   SCHEDULE 13D
CUSIP No. 56763410                             Page 7 of __ Pages

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            CALIBRE CAPITAL ADVISORS, INC.      13-3802050

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [X]

                                                        (b)  [ ]

3)    SEC USE ONLY


4)    SOURCE OF FUNDS

            WC

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                              [ ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            NEW YORK

                  7)  SOLE VOTING POWER
                      18,000
     NUMBER
     OF           8)  SHARED VOTING POWER
     SHARES           Not Applicable
     BENEFICIALLY
     OWNED BY     9)  SOLE DISPOSITIVE POWER
     EACH             18,000
     REPORTING
     PERSON      10)  SHARED DISPOSITIVE POWER
     WITH             Not Applicable

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      18,000

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                             [ ]

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.5%  (See Item 5)


14)      TYPE OF REPORTING PERSON
            CO
PAGE

                   SCHEDULE 13D
CUSIP No. 56763410                             Page 8 of __ Pages

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            HOWARD R. SHAPIRO

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [X]

                                                         (b)  [ ]


3)    SEC USE ONLY


4)    SOURCE OF FUNDS

            AF

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]


6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES

                  7)  SOLE VOTING POWER
                      18,000
     NUMBER
     OF           8)  SHARED VOTING POWER
     SHARES           Not Applicable
     BENEFICIALLY
     OWNED BY     9)  SOLE DISPOSITIVE POWER
     EACH             18,000
     REPORTING
     PERSON      10)  SHARED DISPOSITIVE POWER
     WITH             Not Applicable

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     18,000

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                          [ ]

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.5%

14)   TYPE OF REPORTING PERSON
            IN

PAGE

                   Amendment to No. 1
                           to
                     Schedule 13D

          This Amendment amends and restates the Schedule 13D, dated January 20, 1995, filed by Dickstein & Co., L.P., Dickstein International Limited, Dickstein Partners, L.P., Dickstein Partners Inc., Mark Dickstein, Calibre Capital Advisors, Inc. and Howard R. Shapiro, with respect to the Common Stock, $.01 par value of Marietta Corporation (the "Schedule 13D"). This filing in EDGAR format amends and restates the Schedule 13D, as amended by an Amendment No. 1, dated February 7, 1995, previously filed in paper format.

Item 1.   Security and Issuer.

          This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock"), of Marietta Corporation, a New York corporation (the "Company").
The principal executive offices of the Company are located at 37
Huntington Street, Cortland, New York 13045.

Item 2.   Identity and Background.

          (a) - (c) This Statement is being filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc."), Mark Dickstein, Calibre Capital Advisors, Inc. ("Calibre") and Howard
R. Shapiro. Dickstein & Co., Dickstein International, Dickstein Partners, Dickstein Inc., Mark Dickstein, Calibre and Howard R. Shapiro are collectively referred to as the "Reporting Persons."

          Dickstein & Co. is a Delaware limited partnership engaged in certain investment activities, including, but not limited to, (i) the purchase of marketable and non-marketable securities and other obligations of bankrupt or near-bankrupt companies, (ii) risk-arbitrage transactions undertaken in connection with, among other things, mergers and acquisitions and
(iii) the purchase of securities in entities which appear to be undervalued.

          Dickstein International is a limited-liability, open-end investment fund incorporated as an international business company in the Territory of the British Virgin Islands.
Dickstein International engages in certain investment activities similar in nature to the activities engaged in by Dickstein & Co.

          Dickstein Partners is a Delaware limited partnership and the general partner of Dickstein & Co. and makes all investment and trading decisions for Dickstein & Co.

          Dickstein Inc. is a Delaware corporation and is the general partner of Dickstein Partners and the advisor to Dickstein International. In its capacity as advisor, Dickstein Inc. makes all investment and trading decisions for Dickstein International. Mark Dickstein is the president and sole director of Dickstein Inc.

          Calibre, a New York corporation, is a private investment firm. Howard R. Shapiro is the president and sole director of Calibre.

          The business address and the address of the principal executive office of each of Dickstein & Co., Dickstein Partners and Dickstein Inc. is 9 West 57th Street, New York, New York 10019. The business address and the address of the principal executive office of Dickstein International is 129 Front Street, Hamilton HM 12, Bermuda. The business address of Mark Dickstein is c/o Dickstein Partners, 9 West 57th Street, New York, New York 10019.

            The business address and the address of the principal executive office of Calibre is 66 East 80th Street, New York, New York 10021. The business address of Howard R. Shapiro is c/o Calibre Capital Advisors, Inc., 66 East 80th Street, New York, New York 10021.

          The name, business address and present principal occupation or employment of each of the executive officers and directors of Dickstein Inc. and Calibre, including Mark Dickstein and Howard R. Shapiro, are set forth on Schedule I annexed hereto, which is incorporated herein by reference.

          (d) - (e) During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          The shares of Common Stock reported to be owned by Dickstein & Co. and Dickstein International (the "Dickstein
Funds") were acquired in the open market at a total cost of

$3,116,481 and $1,434,355, respectively. The shares of Common Stock reported to be owned by Calibre were acquired in the open market at a total cost of $152,078. Such costs were funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.   Purpose of Transaction.

          The Reporting Persons have acquired the shares of Common Stock reported as beneficially owned by them as an initial step toward a proposed acquisition of 100% of the outstanding
Common Stock.

          On January 17, 1995, Mark Dickstein telephoned the Company and spoke with Philip A. Shager, Chief Accounting Officer and Treasurer of the Company. Mr. Dickstein advised Mr. Shager that Dickstein Inc. and Calibre proposed to acquire all the outstanding stock of the Company. Following the telephone call, Mr. Dickstein sent a letter on behalf of Dickstein Inc. to Chesterfield F. Seibert, Sr., Chairman of the Board of the Company, containing the proposal of Dickstein Inc. and Calibre to acquire, by means of an all cash merger, 100% of the stock of the Company at a price of $11 per share. A copy of the letter is annexed as Exhibit 2 to this Schedule 13D and incorporated herein by reference. Dickstein Inc. also delivered to the Company a demand to inspect and copy the Company's list of shareholders.
On January 18, 1995, Mr. Dickstein spoke by telephone to Stephen
D. Tannen, President and Chief Executive Officer of the Company, and reiterated what he had told Mr. Shager the previous day and certain points contained in the letter to Mr. Seibert. Also on January 18, 1995, Dickstein Inc. issued a press release with respect to the proposal of Dickstein Inc. and Calibre to acquire the Company. A copy of the press release is annexed as Exhibit 3 to this Schedule 13D.

          On January 19, 1995, Dickstein filed preliminary proxy materials with the Securities and Exchange Commission that would enable Dickstein Inc. to propose an alternative slate of directors at the 1995 annual shareholders meeting of the Company if the Reporting Persons do not reach an agreement with the existing Board of Directors. The nominees of Dickstein Inc. would be committed to a program of offering the Company for sale, and selling the Company, to the buyer who is willing to pay the highest price, so long as the price is at least $11 per share. A copy of the preliminary proxy materials (as revised) is annexed as Exhibit 4 to this Schedule 13D.

          Dickstein Inc. filed revised Preliminary Proxy
Materials, dated February 7, 1995, with the Securities and
Exchange Commission, a copy of which is attached as Exhibit 6.

          The Reporting Persons intend to seek to negotiate with the Company regarding the proposal of Dickstein and Calibre to acquire the Company. Although the Reporting Persons do not presently intend to alter the terms of the proposed acquisition to provide for the issuance of securities or other consideration in exchange for Common Stock, the Reporting Persons reserve the right, depending on the facts and circumstances existing at the time, to alter the terms of their acquisition proposal in this or other respects.

          The Reporting Persons reserve the right to take any other action in respect of the Common Stock, or any other securities of the Company, in any manner permitted by law.

          Except as disclosed in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or would result in any of the events described in Items
(a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          (a) The Reporting Persons beneficially own an aggregate of 526,000 shares of Common Stock, representing approximately 14.6% of the Common Stock outstanding. The Dickstein Funds own an aggregate of 508,000 shares of Common Stock, representing approximately 14.1% of the Common Stock outstanding, of which Dickstein & Co. owns 347,900 shares, representing approximately 9.7% of the Common Stock outstanding, and Dickstein International owns 160,100 shares, representing approximately 4.4% of the Common Stock outstanding. Calibre owns 18,000 shares of Common Stock, representing approximately 0.5% of the Common Stock outstanding. 1/

          (b) By reason of its position as general partner of Dickstein & Co., Dickstein Partners may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co.. By reason of its position as general partner of Dickstein Partners and advisor to Dickstein International, Dickstein Inc. may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein International. By reason of his position as president and sole director of Dickstein Inc., Mark Dickstein may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein International. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as
________________

1/ Percentages are based upon 3,598,058 shares of Common Stock reported outstanding as of December 9, 1994 in the Company's Annual Report on Form 10-K for the year ended
      October 1, 1994.

amended, (i) Dickstein & Co. disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein International, (ii) Dickstein International disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein & Co., and (iii) each of Dickstein Partners, Dickstein Inc. and Mark Dickstein disclaims beneficial ownership of the shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein International, except to the extent of their actual economic interests.

          By reason of his position as president and sole director of Calibre, Howard R. Shapiro may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Calibre.

          By reason of the Memorandum referred to in Item 6, Dickstein & Co., Dickstein International, Dickstein Partners, Dickstein Inc. and Mark Dickstein, on the one hand, and Calibre and Howard Shapiro, on the other, may be deemed to constitute a "group" with the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended. The Memorandum provides that each of the Dickstein entities, on the one hand, and Calibre and Shapiro, on the other, reserve total discretion over their respective investments and voting decisions.

          (c) Except for the purchases set forth on Schedule II annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days. All such purchases were effected in the open market.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Dickstein Inc. (on behalf of the Dickstein Funds), Calibre and Howard R. Shapiro have entered into a Memorandum of Understanding (the "Memorandum") confirming their intention to pursue, on a joint basis, the acquisition of the Company.

          A copy of the Memorandum is attached to this Schedule
13D as Exhibit 5 and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Agreement of joint filing pursuant to Rule 13d(1)-f promulgated under the Securities Exchange Act of 1934, as amended (previously filed).

Exhibit 2 Letter, dated January 17, 1995, from Mark Dickstein to Chesterfield F. Seibert, Sr. (previously filed)

Exhibit 3 Press Release, dated January 18, 1995 (previously filed).

Exhibit 4    Preliminary Proxy Materials, dated January 18, 1995
             (previously filed).

Exhibit 5 Memorandum of Understanding, dated January 3, 1995, among Dickstein Partners (on behalf of the Dickstein
             Funds), Calibre and Howard R. Shapiro (previously filed).

Exhibit 6    Revised Preliminary Proxy Materials, dated February
             7, 1995.






                                  14
                     SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  February 15, 1995


                              DICKSTEIN & CO., L.P.


                              By: Alan Cooper, as Vice President
                              of Dickstein Partners Inc., the
                              general partner of Dickstein
                              Partners, L.P., the general partner
                              of Dickstein & Co., L.P.


                              /s/ Alan Cooper
                              Name:  Alan Cooper


                              DICKSTEIN INTERNATIONAL LIMITED

                              By:  Alan Cooper, as Vice President
                              of Dickstein Partners Inc., the
                              agent of Dickstein International
                              Limited

                              /s/ Alan Cooper
                              Name:  Alan Cooper


                              DICKSTEIN PARTNERS, L.P.

                              By:  Alan Cooper, as Vice President
                              of Dickstein Partners Inc., the
                              general partner of Dickstein
                              Partners, L.P.

                              /s/ Alan Cooper
                              Name:  Alan Cooper

                              DICKSTEIN PARTNERS INC.

                              By:  Alan Cooper, as Vice President

                              /s/ Alan Cooper
                              Name:  Alan Cooper

                              /s/ Mark Dickstein
                                  Mark Dickstein


                              CALIBRE CAPITAL ADVISORS, INC.

                              By:  Howard R. Shapiro, as
                              President

                              /s/ Howard R. Shapiro
                              Name:  Howard R. Shapiro


                              /s/ Howard R. Shapiro
                                  Howard R. Shapiro

                                                    SCHEDULE I

               EXECUTIVE OFFICERS AND DIRECTORS

          The name and present principal occupation or employment of each of the executive officers and directors of Dickstein Inc. and Calibre are set forth below. The principal business address of each of the sole director and the officers of Dickstein Inc. named below is c/o Dickstein Partners, Inc., 9 West 57th St., New York, New York 10019, and the principal business address of each of the sole director and the officers of Calibre named below is c/o Calibre Capital Advisors, Inc., 66 East 80th Street, New York, New York 10021.

                     Dickstein Partners Inc.

Name and            Present Principal
Positions Held      Occupation or Employment

Mark Dickstein      President and Sole Director of Dickstein Inc.
President and
Sole Director

Tod Black           Vice President of Dickstein Inc.
Vice President

David Brail         Vice President of Dickstein Inc.
Vice President

Mark Brodsky        Vice President of Dickstein Inc.
Vice President

Alan S. Cooper      Vice President and General Counsel of
Vice President and  Dickstein Inc.
General Counsel

Steven Cornick      Vice President of Dickstein Inc.
Vice President

Edward Farr         Vice President of Dickstein Inc.
Vice President

Samuel Katz         Vice President of Dickstein Inc.
Vice President

Mark Kaufman        Vice President of Dickstein Inc.
Vice President

Arthur Wrubel       Vice President of Dickstein Inc.
Vice President

                              17
                 Calibre Capital Advisors, Inc.

Name and                 Present Principal
Positions Held           Occupation or Employment

Howard R. Shapiro        President and Sole Director of
President and            Calibre Capital Advisors, Inc.
Sole Director

Susan E. Buechley        Vice President of Calibre Capital
Vice President           Advisors, Inc.














                                  18
                                                    SCHEDULE II
                  TRANSACTIONS IN COMMON
               STOCK OF MARIETTA CORPORATION
               DURING THE PRECEDING 60 DAYS

Shares Purchased by Dickstein & Co., L.P.

          Number of
            Shares      Price per       Total
Date       Purchased      share       Commission    Cost

1/4/95     100,000      $7.8750        $25        $787,525
1/12/95     79,500       8.5000         25         675,775
1/13/95      8,500       8.6875         25          73,868
1/16/95     42,500       9.2400         25         392,725
1/17/95     83,200      10.1250         25         842,425
1/17/95     34,200      10.0625         25         344,162



Shares Purchased Dickstein International Limited

           Number of
            Shares      Price per       Total
Date       Purchased      share       Commission    Cost

1/4/95      46,000       $7.8750       $25        $362,275
1/12/95     36,500        8.5000        25         310,275
1/13/95      4,000        8.6875        25          34,775
1/16/95     19,500        9.2400        25         180,205
1/17/95     38,300       10.1250        25         387,812
1/17/95     15,800       10.0625        25         159,012



Shares Purchased by Calibre Capital Advisors, Inc.

           Number of
            Shares      Price per       Total
Date       Purchased      share       Commission    Cost

11/16/94     3,000       $8.375         $29       $25,154
11/18/94     2,000        8.500          29        17,029
11/23/94     3,000        8.250          29        24,779



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